Exhibit 6.3

AGREEMENT

This Agreement (“Agreement”) is executed as of Aug. 29, 2018 (the “Execution Date”) by 4ORE GOLF, LLC, a Texas limited liability company (“Golf”) and HUB CITY MAIN STREET INVESTMENTS, LLC, a Texas limited liability company (“Owner”"). Golf and Owner are sometimes collectively referred to in this Agreement as the "Parties" and individually referred to herein as a “Party”.

PREAMBLE

This Agreement is executed with reference to the following facts, intentions and understandings:

A.	Golf current leases from 4ORE LAND NEW, LLC, a Texas limited liability company (“Land”) certain real property (the “4ore Property”) described as Tract A, Killeen Addition to the City of Lubbock, Lubbock County, Texas, according to the map, plat and/or dedication deed thereof recorded under Clerk's File No. 2016026810, Official Public Records of Lubbock County, Texas pursuant to the terms of a Ground Lease Agreement dated April 22, 2016 (the “Ground Lease”), and Golf, in accordance with the terms of the Ground Lease, operates a golf driving range, including restaurant/bar, retail sales, meeting rooms, instructional facilities and other related uses, on the 4ore Property.

B.	Pursuant to the terms of a Commercial Contract – Improved Property dated as Aug. 8, 2018 (the Contract”), Owner has agreed to purchase from ZEPHYR TREE FARMS, INC., a Texas corporation (“Seller”) certain real property (the “Owner Property”) located in the City of Lubbock, Lubbock County, Texas and more particularly described in Exhibit “A” attached hereto. The Owner Property is adjacent and contiguous to the 4ore Property, as further shown on the site plan of the Owner Property and 4ore Property attached hereto as Exhibit “B” (the “Site Plan”). Owner anticipates that Owner will close its purchase of the Owner Property on or about November 19, 2018. The date on which Owner actually closes its purchase of the Owner Property is referred to herein as the "Effective Date".

C.	Golf has constructed on the 4ore Property certain nets and other improvements designed to keep golf balls from leaving the 4ore Property and carrying onto the Owner Property. However, the Parties recognize that such nets and other improvements are not fail-proof and that golf balls do from time to time escape the 4ore Property and carry onto the Owner Property. The Parties desire to enter into this Agreement in order to address such circumstances.

Agreement	Page 1

AGREEMENT

In consideration of the facts, intentions and understandings recited in the Preamble and other valuable consideration each to the other in hand paid, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.             Effective as of the Effective Date, and continuing for sixty (60) months following the Effective Date (the “Initial Term”), Owner grants the following rights to Golf, and its employees, agents, contractors and invitees, with respect to the operation of a golf driving range on the 4ore Property:

(a)           The right for golf balls struck on the 4ore Property to escape the 4ore Property and carry onto the Owner Property, and

(b)           The right to enter onto the Owner Property from time to time in order to retrieve golf balls struck on the 4ore Property and carrying onto the Owner Property.

The Parties recognize that it is impossible to predict the timing and/or number of golf balls that are struck on the 4ore Property and carry onto the Owner Property, and the Parties intend that the foregoing rights are granted to Golf without limitation as to such timing or number.

Golf shall have the right to extend the Initial Term for a maximum of twenty (20) periods of two (2) consecutive years each (each, an “Extension Term”). The first Extension Term, if exercised, will begin on the day immediately following the expiration of the Initial Term and each subsequent Extension Term, if exercised, will begin of the day immediately following the expiration of the immediately preceding Extension Term. All the terms and conditions of this Agreement will apply during any Extension Term exercised by Golf. In order to extend the then-current Term (hereinafter defined) for an Extension Term, Golf must deliver written notice (an “Extension Notice”) to Owner at least sixty (60) days prior to the expiration of the then-current Term. Delivery of an Extension Notice to Owner will be effective to extend the Term for the next Extension Term, without further documentation. If Golf fails to timely deliver an Extension Notice with respect to an Extension Term, Golf's right to further extend the Term will terminate and the Term will end upon the expiration of the then-current Term. As used in this Agreement, the word "Term" includes the Initial Term and any Extension Term exercised by Golf as provided herein.

Owner, for itself and its employees, agents, contractors, lessees and invitees, and each of them, (i) waives any right to object to the passage of golf balls struck on the 4ore Property onto the Owner Property, whether any such right to object is grounded in statutory law, in common law doctrines, in the decisions of any court, or in any other equitable or legal theory, and (ii) waives and forever releases any and all liability, claims and causes of action which Owner has or ever may have, known or unknown, now existing or hereafter arising, against Golf or any other person that are caused by or arise out of the passage of golf balls struck on the 4ore Property onto the Owner Property.

Agreement	Page 2

2.            In consideration of the rights granted in Paragraph 1 of this Agreement, Golf agrees (i) to pay to Owner the sum of $2,500.00 per month (the “Monthly Payment”) during the Term  and (ii) to maintain all existing netting and other improvements along the common boundary between the 4ore Property and the Owner Property in good condition and repair; provided, however, that effective as of the first day of the second (2nd) Extension Term and the first day of each second (2nd) Extension Term thereafter, the amount of the Monthly Payment will be increased to equal to one hundred three percent (103%) of the Monthly Payment payable during the immediately preceding Extension Term. By way of example only, effective as of the first day of the second Extension Term the Monthly Payment will be increased to $2,575.00 ($2,500.00 X 103% = $2,575.00). The first installment of the Monthly Payment, prorated if the Effective Date is not the first day of a calendar month, is due within thirty (30) days after Owner delivers to Golf written notice that it has closed its purchase of the Owner Property along with a copy of a recorded deed conveying the Owner Property to Owner. Thereafter, a Monthly Payments will be due on the first day of each successive calendar month until the later of (i) the expiration of the Initial Term, and (ii) such time as the obligation of Golf to make such payments terminates in accordance with this Agreement. If any Monthly Payment is not paid to Owner when due, Owner agrees to give written notice of such failure to Golf and Golf will not be in default under this Agreement so long as the delinquent Monthly Payment is paid to Owner within ten (10) days following delivery of such written notice to Golf. If Golf fails to pay the delinquent Monthly Payment to Owner within such ten (10) day period, then Owner, as Owner's sole remedy, may terminate this Agreement by written notice delivered to Golf prior to the date on which Golf pays the delinquent Monthly Payment to Owner. Owner agrees that even though the ten (10) day cure period may have expired, Owner will accept payment of any delinquent Monthly Payment(s) at any time prior to the date on which a written termination notice from Owner is delivered to Golf.

The Parties recognize that in the future Golf may elect to install additional taller poles and nets along a portion of the common boundary between the 4ore Property and the Owner Property, as illustrated on Exhibit "C" attached hereto. If at any time Golf installs such additional taller poles and nets along such portion of the common boundary, this Agreement will continue in full force and effect but the obligation of Golf to pay any Monthly Payment to Owner will terminate effective as of the later of (i) the expiration of the Initial Term, and (ii) the last day of the calendar month in which installation of such taller poles and nets is completed.

Additionally, Golf’s obligation to pay the Monthly Payments to Owner will terminate if Golf ceases to use the 4ore Property as golf driving range, such termination to be effective as of the later of (i) the expiration of the Initial Term, and (ii) the last day of the month in which Golf ceases to use the 4ore Property for such purpose and delivers written notice of such cessation to Owner. Such termination of Golf’s obligation to pay the Monthly Payments to Owner will not cause this Agreement to terminate and this Agreement will continue in full force and effect unless a written release of this Agreement, executed by both Golf and Owner, is recorded in the Official Real Property Records of Lubbock County, Texas. As long as this Agreement remains in effect, Golf, after having ceased use of the 4ore Property as a golf driving range, may resume such use at any time and from time to time, provided that if Golf so resumes such use Golf's obligation to pay the Monthly Payments to Owner will be reinstated effective as of the first day of the calendar month following the month in which Golf so resumes use of the 4ore Property as a golf driving range. For purposes of this paragraph, use of the 4ore Property as a golf driving range does not include use of the 4ore Property for golf-themed restaurant/bar use, retail sales, meeting rooms, instructional facilities and other golf-related uses and includes only the striking of golf balls on the 4ore Property in such a manner as reasonably may result in the passage of golf balls from the 4ore Property onto the Owner Property.

Agreement	Page 3

3.	All notices from Owner to Golf shall be directed to Golf as follows:

4ore Golf, LLC

6909 Marsha Sharp Freeway
Lubbock, Texas 79407

Attn: J. J. Killeen

with a copy to:

Baker, Brown & Thompson, P.C.
5010 University Avenue, Suite 433
Lubbock, Texas 79413

Attn: Wm. Mark Thompson

All notices from Golf to Owner shall be directed to Owner as follows:

Hub City Main Street Investments, LLC

5001 W. Loop 289

Lubbock, TX 79414

Attn: Marc McDougal

with a copy to:

Mont McClendon, Esq.

mont@mcclendonlawfirm.com

All notices to be given hereunder shall be written and sent by registered or certified mail, return receipt requested, postage prepaid, or by overnight express delivery service such as Federal Express or UPS, or hand delivered, addressed to the Party intended to be notified at the address set forth above. Any Party may, at any time or from time to time, notify the other Parties in writing of a substitute address for that above set forth, and thereafter notices to such Party shall be directed to such substitute address. Notice given as aforesaid shall be deemed effective when notice is actually received or delivery is first refused. The period in which the receiving Party must react to any notice shall commence upon the date said delivery is deemed effective. Notice by any Party's attorney shall be considered notice on behalf of that Party for all purposes under this Lease.

4.            This Agreement will run with the ownership of Golf’s leasehold interest in the 4ore Property and the Owner Property and will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives, assigns and lessees. This Agreement contains the complete agreement of the Parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous discussions, understandings or agreements. This Agreement will be governed by and construed in accordance with the laws of the State of Texas and all obligations of the Parties hereunder will be performable in Lubbock County, Texas. If any Party is required to retain the services of an attorney in connection with any legal action brought to interpret or enforce this Agreement, the prevailing Party in that action shall be entitled to recover from the other Party or Parties thereto all reasonable attorney’s fees, court costs and other expenses of litigation. Such recovery will be in addition to any other relief awarded to the prevailing Party in the action. Time is of the essence to this Agreement and the obligations of the Parties hereunder. This Agreement may be executed in multiple copies, each of which will be an original copy of this Agreement and all of which, taken together, constitute a single agreement.

Agreement	Page 4

EXECUTED and effective as of the Effective Date.

GOLF:

4ORE GOLF, LLC, a Texas limited liability company

By:	/s/ Joseph James Killeen
Joseph James Killeen, Manager

OWNER:

HUB CITY MAIN STREET INVESTMENTS, LLC, a Texas limited liability company

By:	/s/ Keith McNeese
Keith McNeese, Manager

THE STATE OF	Texas	,

COUNTY OF	Lubbock	,

The foregoing instrument was acknowledged before me on the 29th day of August      , 2018, by JOSEPH JAMES KILLEEN, as Manager of 4ORE GOLF, LLC, a Texas limited liability company, on behalf of said company.

/s/ Robin Kirk
Notary Public, State of Texas
Printed Name:	Robin Kirk

Commission Expires:	5/29/2020

Agreement	Page 5

THE STATE OF TEXAS	§

COUNTY OF LUBBOCK	§

The foregoing instrument was acknowledged before me on the 29th day of August      , 2018, by KEITH MCNEESE as Manager of HUB CITY MAIN STREET INVESTMENTS, LLC, a Texas limited liability company, on behalf of said company.

/s/ Donna Combs
Notary Public, State of Texas
Printed Name:	Donna Combs

Commission Expires:	10-1-21

Agreement	Page 6

EXHIBIT “A”

Legal Description of Owner Property

Agreement	Page 7

EXHIBIT "B"

Site Dimensi
4ore Property
Owner Property

Agreement	Page 8

Agreement	Page 9